Pediment Exploration Ltd.                                           -

905 West Pender Street #300, Vancouver, British Columbia, Canada  V6C 1L6

  Telephone: 604-682-4418

  Facsimile: 604-683-8557

  E-mail: investor@pedimentexploration.com

September 21, 2007

Jason Wynn

US Securities and Exchange Commission

Office of Emerging Growth Companies

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-FR Registration Statement

    Pacific Asia China Energy Inc.; SEC file # 0-52208

Dear Mr. Wynn:

You are being sent by US Mail: three highlighted copy of the Company’s Form 20-FR Registration Statement Amendment #4 illustrating the changes, for your use.

The actual Form 20-FR Registration Statement Amendment #4 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-FR text page numbers.

Response to SEC Letter dated 9/11/2007:

Comment  Page  Response

      1         Disclosure updated throughout document to most practicable date.

      2   27    Discussion of name/management/control changes expanded.

    3/4   59    Incorrect disclosure in second paragraph replaced with following:

A deal was signed on 10/5/2000 by the Company to acquire a 100% interest in PODbook.com Ltd. (“PODbook”). The acquired technology related to developing Internet- based print-related services and software and was not successful. The technology rights were held in PODbook Ltd., a subsidiary of the Company.  The Company unconsolidated and disposed of the subsidiary and all of its assets and liabilities on 1/5/2005, with the entry recorded into the first quarter of Fiscal 2005.  At the time PODbook was written-off, there remained a net book value of equipment of $11,943 and amount due to the original shareholders of PODbook of $41,546. Both amounts were written off and the net amount of $29,603 was recognized “Liabilities written-off” in the statement of operations.

      5         Financial Statement, Statement of Cash Flows

                Statements revised to correct, as suggested.

                Auditor Opinion revised to include “restatement”.

      6   66    Discussion of Inmet payments updated.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Thank you.

Sincerely,

PEDIMENT EXPLORATION LTD.

Gary Freeman

Gary Freeman

President and Director

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